Exhibit 99.1

Golden Sun Health Technology Group Limited Regains Compliance with Nasdaq Continued Listing Requirement

Shanghai, China, May 7, 2024 (GLOBE NEWSWIRE) -- Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited (the “Company” or “Golden Sun”) (Nasdaq: GSUN), a provider of tutorial services in China, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on May 3, 2024, informing the Company that it has regained compliance with the Nasdaq’s minimum bid price requirement. According to the Notification Letter, as of May 2, 2024, Golden Sun has maintained a closing bid price of $1.00 per share for ten consecutive trading sessions following a 1 for 10 reverse stock-split on April 19, 2024.

About Golden Sun Health Technology Group Limited

Established in 1997 and headquartered in Shanghai, China, Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, is a provider of tutorial services in China with over twenty years of experience providing educational services that focus on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. Golden Sun has three tutorial centers, one educational company that partners with high schools to offer language classes, and one logistics company that provides logistic and consulting services. The tutorial centers of Golden Sun focus on different groups of targeted students by offering different tutorial programs. For more information, visit the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Sun Health Technology Group Limited
Investor Relations Department
Email: ir@cngsun.com

Ascent Investor Relations LLC
Tina Xiao
President
Phone: +1 646-932-7242
Email: investors@ascent-ir.com